May 21, 2018

Michael Barron
Chief Executive Officer
Las Vegas Railway Express, Inc.
9480 South Eastern Avenue
Suite 208
Las Vegas, NV 89123

       Re: Las Vegas Railway Express, Inc.
           Offering Statement on Form 1-A
           Filed May 11, 2018
           File No. 024-10838

Dear Mr. Barron:

       Our preliminary review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the form. We will not perform a detailed examination of the offering statement and we will not issue comments. Specifically, you have omitted the statements of stockholders' equity and cash flows and footnotes for the fiscal year ended December 31, 2017 and the financial statements and footnotes for the fiscal year ended
December 31, 2016. Please refer to paragraph (b) to Part F/S of Form 1-A for the financial statement requirements for Tier 1 Regulation A offerings.

       We will not be in a position to qualify the Form 1-A until you amend your offering statement to correct the deficiencies and address any comments we may have at that time.

      Please contact J.Nolan McWilliams, Attorney-Advisor at (202) 551-3217 or Andrew
Mew, Senior Assistant Chief Accountant, at (202) 551-3377 with any questions.



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